Exhibit 99.4
• 311 SOUTH WACKER DRIVE, SUITE 4200 • CHICAGO, ILLINOIS 60606 • 312-697-4600 • FAX: 312-697-0112 •
DRAFT
Duff & Phelps, llc
[                    , 2006]
Confidential
Board of Directors
Alltel Corporation
Alltel Wireline
One Allied Drive
Little Rock, AR 72202
Dear Directors:
Alltel Corporation (“Alltel” or the “Company”) has retained Duff & Phelps, LLC (“Duff & Phelps”) as independent financial and investment analysts to provide an opinion (the “Opinion”) as to the solvency and adequacy of capitalization of a newly formed company that will operate Alltel’s wireline business (“Alltel Wireline”) and the availability of surplus under Delaware law for purposes of certain distributions to be declared and paid by Alltel Wireline, following the Proposed Transaction (as herein defined).
The Company has described the Proposed Transaction as a tax free spinoff (the “Spinoff’) of Alltel Wireline in the form of a dividend to Alltel shareholders, followed by a tax-free merger (the “Merger”) of Alltel Wireline with and into Valor Communications Group, Inc. (“Valor”, and together with Alltel Wireline, “NewCo”). Immediately prior to the Spinoff and Merger, Alltel Wireline will pay a special cash dividend of approximately $2.4 billion to Alltel (the “Special Dividend”) and distribute approximately $1.5 billion of Alltel Wireline debt securities to Alltel (the “Notes Distribution”).
Alltel has requested us to determine as of [                    , 2006] whether, after giving effect to the consummation of the Proposed Transaction (certain terms used herein are defined in Appendix A to this letter and, for the purposes of this letter, shall only have the meanings set forth in Appendix A):
1)	the fair saleable value of Alltel Wireline’s assets exceeds Alltel Wireline’s total liabilities, including all contingent and other liabilities identified to us by the Company and Alltel Wireline;

Board of Directors
Alltel Corporation
Alltel Wireline
[                    , 2006]

2)	NewCo will not have an unreasonably small amount of capital for the businesses in which it is engaged or which management has indicated it intends to engage in;

3)	NewCo will be able to pay its liabilities, including identified contingent and other liabilities, as they mature; and

4)	The total assets of Alltel Wireline exceed the total liabilities of Alltel Wireline, including all contingent and other liabilities, by an amount that is greater than its stated capital amount (pursuant to Section 154 of the Delaware General Corporation Law).
In the course of our assignment, we discussed with senior management of the Company and Alltel Wireline the history, current operations, and probable future outlook of Alltel Wireline and Valor. In addition, in performing our financial analysis, we reviewed:
1.	Alltel’s audited financial statements for the years ended December 31, 2002 to 2004;

2.	Audited financial statements for Alltel Wireline for the years ended December 31, 2003 through 2005;

3.	Unaudited pro forma financial statements for the year ended December 31, 2005 for NewCo;

4.	Management’s projected financial performance for Alltel Wireline and NewCo for the years 2006 — 2010, including financial models created in conjunction with the Company’s advisors;

5.	Distribution Agreement by and between Alltel Corporation and Alltel Holding Corp. dated as of December 8, 2005;

6.	Agreement and Plan of Merger dated as of December 8, 2005 among Alltel Corporation, Alltel Holding Corp. and Valor Communications Group, Inc.;

7.	Alltel Corporation Senior Secured Credit Facilities Commitment Letter dated December 8, 2005;

8.	Management’s investor briefing presentation dated December 9, 2005;

9.	Management presentation to the board of directors dated December 2005;

10.	Management presentation to equity analysts dated February 1, 2006;

11.	Representations and written documentation from management regarding identified contingent liabilities; and

12.	Such other documents, investment and financial studies, and analyses deemed appropriate by Duff & Phelps.
     We have assumed, and believe it is reasonable to assume, that there has been no material adverse change in the assets, financial condition, business, or prospects of Alltel Wireline or Valor since the date of the most recent financial statements made available to us. Although Duff & Phelps has not verified the accuracy of these representations, nothing has come to our attention to lead us to believe that such representations are not accurate.

Board of Directors
Alltel Corporation
Alltel Wireline
[                    , 2006]

Our analysis included a review of the financial projections provided by management, supplemented by discussions with management, and such other procedures as we deemed appropriate regarding the reasonableness and completeness of the underlying assumptions. In addition, we developed our own financial projections based on the management financial projections, statements by management as to their plans and intentions, our investigation and understanding of the business, and such other information as we deemed appropriate.
We also reviewed the terms of the agreements, to the extent available as of the date hereof, relating to the Proposed Transaction. Industry information and data on comparable companies used as background for our analysis and valuation were obtained from regularly published sources. We did not independently verify the information obtained from the management of the Company, Alltel Wireline or Valor, including certain assumptions used in developing our financial projections, nor that obtained from published sources; provided, however, that nothing has come to our attention in the course of this engagement which would lead us to believe that (i) any information provided to us or assumptions made by us are insufficient or inaccurate in any material respect or (ii) it is unreasonable for us to use and rely upon such information or make such assumptions.
Based on all factors we regard as relevant and assuming the accuracy and completeness of the information provided to us and assuming the substantial continuity of current economic, competitive, and financial conditions, it is our opinion that as of the date hereof and after giving effect to the consummation of the Proposed Transaction:
1)	the fair saleable value of Alltel Wireline’s assets exceeds Alltel Wireline’s total liabilities, including all contingent and other liabilities;

2)	NewCo will not have an unreasonably small amount of capital for the businesses in which it is engaged or which management has indicated it intends to engage in;

3)	NewCo will be able to pay its liabilities, including identified contingent and other liabilities, as they mature; and

4)	The total assets of Alltel Wireline exceed the total liabilities of Alltel Wireline, including all contingent and other liabilities, by an amount that is greater than its stated capital amount (pursuant to Section 154 of the Delaware General Corporation Law).

Board of Directors
Alltel Corporation
Alltel Wireline
[                    , 2006]

Our liability in connection with this letter shall be limited in accordance with the terms set forth in Appendix B to this letter. This letter is confidential and intended to be seen and relied on only by the Company and the other entities that are listed in Appendix B to this letter, except that Duff & Phelps consents to its use or disclosure by request of any court or regulatory agency, as may otherwise be required by any law, regulation or order or in connection with any legal or similar proceeding involving the Proposed Transaction.
Respectfully submitted,
DRAFT
Duff & Phelps, llc

APPENDIX A
DEFINITIONS OF TERMS USED IN THIS LETTER
“Fair saleable value” means the aggregate amount of consideration (as of the date of our Opinion and giving effect to taxes identified to us by the Company, if any, and to reasonable and customary costs of sale) that could be expected to be realized from an interested purchaser aware of all relevant information by a seller, equally informed, who is interested in disposing of the entire operation as a going concern, presuming the business will be continued, except as disclosed to us by the Company, in its present form and character, within an approximate one-year time frame. This definition does not contemplate a distress sale.
“Liabilities, including all contingent and other liabilities” has the meanings that are generally determined in accordance with applicable laws governing determinations of the insolvency of debtors. “Contingent and other liabilities” means contingent and other liabilities as either publicly disclosed, set forth in written materials, delivered to Duff & Phelps by the Company, Alltel Wireline or Valor, or identified to us by officers or representatives of the Company, Alltel Wireline or Valor.
“Not have an unreasonably small amount of capital for the businesses in which it is engaged or which management has indicated it intends to engage in” and “able to pay its liabilities, including identified contingent and other liabilities, as they mature” mean that NewCo will be able to generate enough cash from operations or obtain additional financing, or a combination thereof, to meet its obligations (including contingent and other liabilities) as they become due.

APPENDIX B
ENTITIES AUTHORIZED TO RELY UPON THIS LETTER
This letter is confidential and intended to be relied upon only by the entities listed below, in addition to those entities’ board of directors (or other similar governing body) or permitted assignees and participants. The opinion set forth in this letter is solely that of Duff & Phelps, LLC. Any liability in connection with this letter shall be limited to the entity issuing this opinion, Duff & Phelps, LLC, and shall be limited to its own gross negligence, willful misconduct, fraud, or bad faith.
Alltel Corporation
Alltel Wireline